UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number:   1-10299

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Foot Locker Puerto Rico 1165(e) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Foot Locker, Inc.
112 West 34th Street
New York, N.Y. 10120

Table of Contents

Pages

Report of Independent Registered Public Accounting Firm	2

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	3

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2010 and 2009	4

Notes to Financial Statements	5-11

Supplemental Schedule*:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010	12

* Schedules required by Form 5500, which are not applicable, have been omitted.

Report of Independent Registered Public Accounting Firm

Foot Locker Puerto Rico 1165(e) Plan Administrator:

We have audited the accompanying statements of net assets available for benefits of the Foot Locker Puerto Rico 1165(e) Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 20, 2011

Foot Locker Puerto Rico 1165(e) Plan

Statements of Net Assets Available for Benefits
 December 31, 2010 and 2009

	2010	2009
Assets:
Investments, at fair value	$1,564,565	$1,087,871

Loans receivable from participants	104,301	46,614

Receivables:
Participant contributions	15,904	13,176
Employer contribution	101,554	67,801
	117,458	80,977
Net assets available for benefits	$1,786,324	$1,215,462

See accompanying notes to financial statements.

Foot Locker Puerto Rico 1165(e) Plan

Statements of Changes in Net Assets Available for Benefits
 December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:
Investment income:
Net appreciation of investments	$314,684	$236,972
Dividends	10,472	5,841
Total investment income	325,156	242,813

Interest on participant loans receivable	2,634	1,005

Contributions:
Participant	305,128	307,114
Employer	101,554	67,801
Total contributions	406,682	374,915

Total additions	734,472	618,733

Deductions from net assets attributed to:
Benefits paid to participants	139,434	60,308
Administrative fees	24,176	13,290
Total deductions	163,610	73,598

Net increase	570,862	545,135

Net assets available for benefits:
Beginning of year	1,215,462	670,327
End of year	$1,786,324	$1,215,462

See accompanying notes to financial statements.

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements
December 31, 2010 and 2009

(1)	Description of Plan

(a)	General

In September 2004, the Foot Locker Puerto Rico 1165(e) Plan (the "Plan") was established with an effective date of January 1, 2004. The Plan is a defined contribution plan covering generally all employees of Foot Locker, Inc. (the "Company") whose primary place of employment is in Puerto Rico. Eligible employees are those who have attained age twenty-one and completed one year of service consisting of at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

(b)	Contributions

The Plan provides for automatic revocable enrollment in the Plan at a contribution rate of 3% of pre-tax annual compensation as defined, for participants who meet the eligibility requirements. The initial automatic enrollment percentage automatically increases each year in 1% increments up to a maximum of 5%.  Participants may elect to change their contribution rate and salary reduction agreement as often as daily. For 2010 and 2009, pre-tax contributions could be made up to the Puerto Rico Department of Treasury limit of $9,000. The pre-tax dollar amount contribution limit is scheduled to increase to $10,000 for 2011 and 2012 and then increase to $12,000 for 2013.  Participants may also roll over certain amounts representing distributions from other qualified retirement plans in Puerto Rico prior to becoming eligible to participate in the Plan; however, additional contributions cannot be made until the completion of one year of service consisting of at least 1,000 hours. For any participant who (i) has completed 1,000 hours of service during the Plan year and is actively employed by the Company on the last day of the Plan year or (ii) during the Plan year, has died, has become disabled or retired on or after normal retirement age, the Company also contributes 25% of such participant's pre-tax contributions to the Plan up to the first 4% of the participant's compensation earned during the Plan year. Matching contributions, at the Company’s option, are made either in shares of the Company's common stock ("Foot Locker Shares") or in cash to be invested in Foot Locker Shares. Effective January 1, 2007, participants that are invested in the Foot Locker Stock Fund can diversify their matching contributions into any of the other investment options available under the Plan at any time. Matching contributions for 2010 and 2009 were made in March 2011 and April 2010, respectively, entirely in Foot Locker Shares and recorded at fair market value on the date of the Plan’s year-end. Additional contributions may be made at the discretion of the Company and are subject to certain limitations. No additional contributions were made in 2010 or 2009.

(c)	Participant Accounts

Each participant's account is credited with (a) the participant's contributions and allocations of the Company’s matching contribution and (b) Plan net earnings, and reduced by (c) Plan net losses (including maintenance fees paid by the participant) and (d) loan initiation fees, when applicable. Allocations are based on participants’ salary deferrals or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions and earnings thereon is over a five-year period; a participant vests 20% per year beginning after the first year of vesting service and is fully vested after five years of vesting service, as defined in the Plan document.

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements
December 31, 2010 and 2009

(1) , Continued

(e)	Investment Options

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Effective February 1, 2010, Mercer HR Services LLC ("Mercer") replaced Ascensus Inc. as the record keeper for the Plan. In addition, Banco Popular was appointed the trustee for the Plan. Russell Investment Group ("Russell") no longer provides investment management services for the Plan. As a result, all of the assets that were held in the Russell managed portfolios were liquidated and transferred to the following investment options on February 1, 2010:

•	Northern Trust Focus Funds (age-based)
•	Baron Small Cap Growth Fund
•	Mainstay Large Cap Growth Fund
•	Artio International Equity II Fund
•	Northern Trust Collective S&P 500 Index Fund
•	Goldman Sachs Small Cap Value Fund
•	Loomis Sayles Value Fund
•	PIMCO Total Return Fund
•	Wells Fargo Stable Return Fund

Upon transition to Mercer, the Foot Locker Stock Fund is measured using a different valuation method. Previously, this fund was valued in units, as it held cash in addition to Foot Locker Shares. The unit value was calculated nightly based on the value of the stock and cash holdings within the fund. Effective February 1, 2010, investments in the Foot Locker Stock Fund are held only in Foot Locker Shares. As such, the value of this fund will be determined by the number of shares held by the fund, multiplied by the closing price of Foot Locker common stock on the measurement date. This change does not affect the overall value of the investment in the Foot Locker Stock Fund.

Caribbean Pension Consultants provides administrative services to the Plan related to translating documents, distributing information to employees, processing loans, performing employer match calculations and Plan testing, among other services

Participant account balances and elections for future contributions were mapped from the funds in which they were invested to the new funds as follows:

Previous Fund	New Fund
Russell Global Balanced Fund (balances transferred to appropriate age-based fund, based on participants date of birth and target retirement date)
Northern Trust 2055 Focus Fund
Northern Trust 2050 Focus Fund
Northern Trust 2045 Focus Fund
Northern Trust 2040 Focus Fund
Northern Trust 2035 Focus Fund
Northern Trust 2025 Focus Fund
Northern Trust 2020 Focus Fund
Northern Trust 2015 Focus Fund
Northern Trust 2010 Focus Fund
Northern Trust Income Focus Fund

Russell Equity II Fund	50% Baron Small Cap Fund
50% Goldman Sachs Small Cap Value Fund

Russell Equity I Fund	50% Mainstay Large Cap Growth Fund
FL Large Cap Structured Equity Portfolio	50% Loomis Sayles Value Fund

FL All International Markets Portfolio	Artio International Equity II Fund

FL Russell 1000 Index Portfolio	Northern Trust Collective S&P Index Fund

FL Fixed Income I Portfolio	PIMCO Total Return Fund

RTC Investment Contract Fund	Wells Fargo Stable Return Fund

Foot Locker Stock Fund	Foot Locker Stock Fund

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements
December 31, 2010 and 2009

(1) , Continued

Participants may change their investment options daily.  Participants may elect to allocate up to 25% of their contributions to Foot Locker, Inc. stock. In addition, each participant could direct his or her contributions to the following funds in 1% increments:

Northern Trust Focus Funds (age based) – Each Northern Trust Focus Fund invests in an array of underlying Northern Trust Funds, allowing the Participant to invest in a mix of stocks, bonds, and capital preservation investments.  Some of the underlying funds held by the Northern Trust Focus Funds invest in international securities, which involve risks such as currency fluctuations and economic and political instability.

Baron Small Cap Fund – The fund seeks capital appreciation through long-term investments primarily in securities of small-sized growth companies.  The fund intends that at least 80% of the fund’s total assets are invested in the securities of small-sized growth companies. A small-sized growth company is defined as one having a market capitalization of under $2.5 billion at the time of purchase. The fund seeks to purchase securities that the advisor expects could increase in value 50% within two years.

Mainstay Large Cap Growth Fund – The fund’s objective is to seek long-term growth of capital.  The fund normally invests at least 80% of its assets in companies with market capitalization in excess of $4.0 billion at time of purchase.

Artio International Equity II Fund – The fund seeks long-term growth of capital.  The fund intends to invest 80% of its assets in international equities. The fund may at times invest at least 65% of its total assets in no fewer than three different countries outside the U.S.  It invests up to 35% of its total assets in emerging market securities.

Northern Trust Collective S&P 500 Index Fund – The investment seeks to approximate the risk and return characteristics of the S&P 500 Index. This Index is commonly used to represent the large-cap segment of the U.S. equity market.

Goldman Sachs Small Cap Value Fund – This fund seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in a diversified portfolio of equity investments in small-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 2000 Value Index.  The fund invests in small and/or midsize companies.

Loomis Sayles Value Fund – The investment seeks long-term growth of capital and income.  The fund primarily invests in equity securities of medium-sized and large-sized companies.  It may invest in common stocks, convertible securities, and warrants.

PIMCO Total Return Fund – The fund seeks maximum total return consistent with preservation of capital and prudent investment management.  Investments are made primarily in a diversified portfolio of investment grade, fixed income securities of varying maturities, and can include U.S. Government and corporate bond securities, mortgage and other asset backed securities, U.S. dollar and non U.S. dollar-denominated securities of non U.S. issuers, and money market instruments.

Wells Fargo Stable Return Fund – The investment seeks safety of principal and consistency of returns with minimal volatility. The fund is for conservative investors seeking more income than money market funds an expectation of less price fluctuation of stock or bond funds. The fund intends to fully invested in book value investment instruments and employs a broad diversification among contract issuers and underlying securities. The fund’s returns will fluctuate with interest rates and market conditions.

Foot Locker Stock Fund - Participant’s assets are invested in Foot Locker Shares. Foot Locker Shares may be obtained by the Trustee directly from the Company out of its authorized but unissued shares of common stock or out of its treasury shares, or on the open market.

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements
December 31, 2010 and 2009

(1) , Continued

(f)	Loans Receivable from Participants

Participants may borrow from their fund accounts once each year a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance. Loan transactions are treated as transfers between the investment funds and the participant loans fund. Loan terms range up to 5 years, or up to 15 years for the purchase of a primary residence. The loans bear a rate of interest equal to the prime rate on the date of the loan distribution. Principal and interest is generally paid ratably through regular payroll deductions. Loans receivable from participants totaling $104,301 and $46,614 were outstanding at December 31, 2010 and 2009, respectively, bearing interest rates ranging from 3.25% to 7.75% in 2010 and 3.25% to 8.25% in 2009.

(g)	Payment of Benefits

Participants are eligible for a distribution on termination of service, death, disability or retirement. A participant will receive a lump-sum amount equal to the fair market value of the participant's vested interest in his or her account. A participant may elect to have any investment in the Foot Locker Stock Fund distributed either in shares or cash.

Participants are eligible for a distribution due to financial hardship under certain conditions in accordance with the Plan document.

(h)	Forfeitures

Forfeited non-vested accounts totaled $835 and $582, as of December 31, 2010 and 2009, respectively, which may be used to pay future administrative expenses of the Plan and then to reduce future matching contributions. Administrative expenses paid from forfeited non-vested accounts amounted to $1,525 and $230 in 2010 and 2009, respectively.

(i)	Administrative Fees

Included in administrative fees are amounts paid by participants for processing loans and investment management fees. To the extent expenses of administering the Plan are not paid by the Plan, the expenses are paid by the Company and therefore are not included in the accompanying financial statements.

(2)	Summary of Accounting Principles

(a)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in commingled funds are valued at the net asset value of units held by the Plan at year-end. Foot Locker Shares are valued at the quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Loans Receivable from Participants

Loans receivable from participants are carried at their outstanding cost balances. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements
December 31, 2010 and 2009

(2) , Continued

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Recent Accounting Pronouncements Not Previously Discussed Herein

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This guidance requires:  (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years with early adoption permitted.  The adoption of this guidance is not expected to have a material effect on the Plan’s future financial statements.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25).  ASU 2010-25 requires participant loans to be measured at their unpaid principal and to be classified as loans receivable from participants. Previously, loans were classified as investments. Participant loans have been reclassified to loans receivable from participants as of December 31, 2010 and 2009.

Other recent accounting pronouncements issued by the FASB and the SEC did not, or are not believed by management to, have a material effect on the Plan’s present or future financial statements.

(3)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(4)	Tax Status

The Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code of 1994, as amended, and the trust established there under will be entitled to exemption from local income taxes. During 2010 and 2009 certain operational errors were identified that either have been corrected or are being researched and will be corrected as necessary. These items, both individually and in the aggregate, are not significant to the Plan’s net assets and financial condition as of and for the years ended December 31, 2010 and 2009.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

(5)	Risks and Uncertainties

The Plan offers a number of investment options including participant investments in Foot Locker Shares. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Foot Locker Stock Fund, which invests in the securities of a single issuer.

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements
December 31, 2010 and 2009

(5) , Continued

The Plan’s investments include commingled funds that may directly or indirectly invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by sub prime mortgage loans. The value, liquidity and related income of these securities is sensitive to changes in economic conditions, including real estate value, delinquencies of defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(6)	Investments

The following investments represent five percent or more of the Plan’s net assets at December 31, 2010 and 2009:

2010
Northern Trust Focus 2050 Fund – 1,591 units	$187,090
Northern Trust Focus 2045 Fund – 2,387 units	280,561
Northern Trust Focus 2040 Fund – 1,566 units	184,139
Northern Trust Focus 2035 Fund – 2,328 units	273,723
Northern Trust Focus 2030 Fund – 833 units	96,994
Foot Locker Stock Fund – 18,224 shares	357,555

2009
Custom Funds FL Global Balanced Portfolio – 90,530 units	$859,655
Foot Locker Stock Fund – 15,125 units	151,484

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $314,684 and $236,972 in 2010 and 2009, respectively.

	2010	2009
Commingled funds	$154,982	$185,405
Common stock	159,702	51,567
	$314,684	$236,972

(7)	Fair Value Measurements

The Plan categorizes its financial assets into a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs.

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements
December 31, 2010 and 2009

(7) , Continued

The Plan’s financial assets recorded at fair value are categorized as follows:

Level 1 –	Quoted prices for identical instruments in active markets.
Level 2 –
Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 –	Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

The following tables provide a summary, by level, of the Plan’s financial assets that are measured at fair value on a recurring basis:

	Fair Value Measurements at 12/31/10
Description	Level 1	Level 2	Level 3	Total
Commingled funds:
Balanced Fund	$-	$1,124,187	$-	$1,124,187
Stable value / capital preservation investment contract	-	29,518	-	29,518
U.S. equity large cap structured funds	-	24,843	-	24,843
U.S. equity large cap blend fund (S&P 500 Index Fund)	-	7,862	-	7,862
U.S. equity small cap growth	-	3,415	-	3,415
U.S. equity Income Fund	-	8,845	-	8,845
International equity funds	-	8,340	-	8,340
Foot Locker Stock Fund	357,555	-	-	357,555
	$357,555	$1,207,010	$-	$1,564,565

	Fair Value Measurements at 12/31/09
Description	Level 1	Level 2	Level 3	Total
Commingled funds:
Synthetic investment contracts	$-	$24,897	$-	$24,897
Fixed income funds	-	6,654	-	6,654
Balanced funds	-	859,655	-	859,655
U.S equity - large cap structured funds	-	20,692	-	20,692
Index funds (Russell 1000 stock index)	-	6,500	-	6,500
U.S. equity - large cap funds	-	11,379	-	11,379
U.S. equity – small cap funds	-	2,119	-	2,119
International equity funds	-	4,491	-	4,491
Foot Locker Stock Fund	151,484	-	-	151,484
	$151,484	$936,387	$-	$1,087,871

(8)	Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of various commingled funds which were managed by Russell during 2009 and January 2010 and then Mercer starting February 2010. In addition, Northern Trust and Mercer Trust Company serve as the custodian for certain funds. The Plan invests in common stock of the Company and issues loans to participants. These transactions qualify as party-in-interest transactions.

Foot Locker Puerto Rico 1165(e) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2010

	(b) Identity of Issue, Borrower,	(c) Description of investment including maturity date, rate of interest,		(d)	(e)
(a)	Lessor, or Similar Party	collateral, par, or maturity value		Cost**	Current value
		Commingled Funds:
	Artio	Artio International Equity II	669 units	—	$8,340
*	Northern Trust	Northern Trust Collective S&P 500 Index Fund	51 units	—	7,862
	Goldman Sachs	Goldman Sachs Small Cap Value	41 units	—	1,717
	Loomis	Loomis Sayles Value Fund	643 units	—	11,972
	Baron	Baron Small Cap Fund	71units	—	1,698
	Mainstay	Mainstay Large Cap Growth Fund	1,778 units	—	12,871
	PIMCO	PIMCO Total Return Fund	815 units	—	8,845
*	Northern Trust	Northern Trust Focus 2010 Fund	33 units	—	3,702
*	Northern Trust	Northern Trust Focus 2015 Fund	88 units	—	9,947
*	Northern Trust	Northern Trust Focus 2020 Fund	510 units	—	54,266
*	Northern Trust	Northern Trust Focus 2025 Fund	223 units	—	25,677
*	Northern Trust	Northern Trust Focus 2030 Fund	833 units	—	96,994
*	Northern Trust	Northern Trust Focus 2035 Fund	2,328 units	—	273,723
*	Northern Trust	Northern Trust Focus 2040 Fund	1,566 units	—	184,139
*	Northern Trust	Northern Trust Focus 2045 Fund	2,387 units	—	280,561
*	Northern Trust	Northern Trust Focus 2050 Fund	1,591 units	—	187,090
*	Northern Trust	Northern Trust Focus 2055 Fund	69 units	—	8,088
	Wells Fargo	Wells Fargo Stable Return Fund	626 units	—	29,518
		Stock Fund:
*	Foot Locker, Inc.	Foot Locker Stock Fund	18,224 shares	—	357,555
		Loans:
*	Plan Participants	Participant loans	54 loans were
			outstanding at December 31, 2010, bearing interest at rates ranging from 3.25% - 7.75%, maturing through 2020	—	104,301
					$1,668,866

*	Party-in-interest as defined by ERISA

**	Cost basis is not required for participant directed investments and therefore is not included.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

FOOT LOCKER PUERTO RICO 1165(e) PLAN

By:	/s/ Robert W. McHugh
Foot Locker, Inc.
Robert W. McHugh
Chief Financial Officer

Date: June 20, 2011

Foot Locker Puerto Rico 1165(e) Plan

INDEX OF EXHIBITS

Exhibit No. in Item 601 of Regulation S-K	Description

23	Consent of Independent Registered Public Accounting Firm